Zarlink Grows Cash Position by US$14 Million with Sale of Jarfalla Campus

•	Sale adds US$14 million to Q1 fiscal 2011 cash balance of US$98.9 million

OTTAWA, CANADA, September 29, 2010 – Zarlink Semiconductor (TSX: ZL) today announced that it has sold its Jarfalla, Sweden campus to a company affiliated with the Stendörren group of companies.

The purchase price for the Jarfalla land and buildings is US$16 million (SEK 110.000.000). Under the terms of the purchase agreement, Zarlink received US$13.5 million (SEK 91.000.000) in cash today, US$0.5 million in rent payments, and a term note for US$2 million (SEK 15.000.000). The loan is due and payable in blended principal and interest payments of US$0.4 million (SEK 3.000.000) per year over the 60 months following the signing of the term note. The purchase agreement provides that Zarlink may receive an additional purchase price cash payment of up to US$1.5 million (SEK 10.000.000) five years after the closing date dependent on the revenues earned by the buyer under the tenant leases. Zarlink’s Medical Products Group research and development team will remain as one of the tenants at the Jarfalla campus.

Zarlink will discuss the impact of the sale of the Jarfalla campus on its financial results when it provides Q2 Fiscal 2011 results and Q3 Fiscal 2011 guidance on October 28, 2010.

About Zarlink Semiconductor
Zarlink Semiconductor delivers world-leading, mixed-signal chip technologies for a broad range of communication and medical applications. The company’s core capabilities include network timing solutions that manage time-sensitive communication applications over wireless and wired networks, line circuits supporting high-quality voice services over cable and broadband connections, and ultra low-power radios enabling new wireless medical devices and therapies. Serving the world’s largest original equipment manufacturers, Zarlink’s highly integrated chip solutions help customers simplify design, lower costs and reach market quickly. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Canadian Securities Regulatory Authorities, should visit the Company’s web site at www.zarlink.com or contact Investor Relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: our dependence on the successful development and market introduction of new products; our ability to integrate any business, technologies, product lines or services that we have or will acquire; our dependence on revenue generation from our legacy products in order to fund development of our new products; current market conditions, including the lack of liquidity in the markets and economic slowdown, may increase our operating costs or reduce our revenue, thereby negatively impacting our operating results; our ability to operate profitably and generate positive cash flows in the future; the impact of the current economic crisis on our suppliers and customers and our ability to transfer parts to other suppliers; our dependence on our foundry suppliers and third-party subcontractors; order cancellations and deferrals by our customers; our substantial indebtedness could adversely affect our financial position; the cost and accounting implications of compliance with new accounting standards; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.

Zarlink and the Zarlink Semiconductor logo are trademarks of Zarlink Semiconductor Inc.

For further information:

Ed Goffin
Media Relations and Investor Relations
613 270-7112
edward.goffin@zarlink.com